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                                                                    Exhibit 12.1

                                 Steelcase Inc.
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in millions)

                                                             Year Ended                           Nine Months Ended
                                      --------------------------------------------------------   -------------------
                                      February    February     February    February   February   November   November
                                      25, 2005    27, 2004     28, 2003    22, 2002   23, 2001   25, 2005   26, 2004
                                      --------   ----------   ----------   --------   --------   --------   --------
                                                 (restated)   (restated)
EARNINGS:
   Income (loss) from continuing
      operations                       $11.7       $(42.0)      $(41.6)     $(2.1)     $191.5      $39.6     $10.7
   Add:
      Income taxes (benefit)            (6.7)       (50.9)       (25.1)      (3.2)      109.5       24.3      (4.7)
      Cash distribution of income
         from unconsolidated joint
         ventures                        2.1          0.5          0.5        0.5          --        4.3       2.1
      Interest expense                  21.5         20.5         27.8       39.4        35.6       14.0      16.6
      Amortization of bond discount      0.3          0.3          0.3         --          --        0.2       0.3
      Estimated interest portion of
         rent expense                   19.3         22.2         19.9       21.3        18.2       14.5      14.5
                                       -----       ------       ------      -----      ------      -----     -----
   TOTAL EARNINGS                      $48.2       $(49.4)      $(18.2)     $55.9      $354.8      $96.9     $39.5
                                       =====       ======       ======      =====      ======      =====     =====
FIXED CHARGES:
   Interest expense                    $21.5       $ 20.5       $ 27.8      $39.4      $ 35.6      $14.0     $16.6
   Amortization of bond discount         0.3          0.3          0.3         --          --        0.2       0.3
   Estimated interest portion of
      rent expense                      19.3         22.2         19.9       21.3        18.2       14.5      14.5
                                       -----       ------       ------      -----      ------      -----     -----
   TOTAL FIXED CHARGES                 $41.1       $ 43.0       $ 48.0      $60.7      $ 53.8      $28.7     $31.4
                                       =====       ======       ======      =====      ======      =====     =====
RATIO OF EARNINGS TO FIXED
   CHARGES (1)                          1.17             *            *          *       6.59       3.38      1.26
                                       =====       ======       ======      =====      ======      =====     =====

(1) The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, "earnings" consist of income from continuing operations before taxes and equity in net income of joint ventures and dealer transitions, plus fixed charges. For this purpose, "fixed charges" consist of interest incurred, a portion of rent expense and amortization of deferred debt expense.

* Earnings for the years ended February 27, 2004, February 28, 2003 and February 22, 2002 were inadequate to cover fixed charges by $92.4 million, $66.2 million and $4.8 million, respectively.